EXHIBIT (a)(1)(iv)

Form of Confirmation E-mail/Letter to Eligible Employees who Elect to Participate in the Option Exchange

From: mferrucci@pgtindustries.com
Sent:
To: [Participant]
Subject: Confirmation of Election

Date

Dear [Participant]

Your election to tender eligible options pursuant to PGT’s offer to exchange certain outstanding options for replacement options with a lower exercise price and subject to a new term and new vesting schedule has been recorded as follows:

Original Grant Date and Governing Plan	Expiration Date of Eligible Options	Exercise Price Per Share of Eligible Options	Shares Subject to Eligible Options	Shares Subject to Replacement Options (1 to 1)
$
$
$

If the above is not your intent, we encourage you to contact PGT’s Vice President, General Counsel, and Secretary, Mario Ferrucci III, by e-mail at mferrucci@pgtindustries.com, or by telephone at (941) 480-2700.